Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349
THE CLEAR CHANNEL SHARESAVE SCHEME
PROPOSED MERGER WITH BT TRIPLE CROWN MERGER
Co., INC (A WHOLLY OWNED SUBSIDIARY OF CC MEDIA
HOLDINGS, INC.)
FREQUENTLY ASKED QUESTIONS FOR SHARESAVE
OPTION HOLDERS

1.	Q.	What is the Background to the Proposals

	A.	You currently hold options to acquire shares in Clear Channel Communications (“CCU”) granted under the Clear Channel Sharesave Scheme.

There is a special meeting of the shareholders of CCU scheduled for 25 September 2007 at which shareholders in CCU will vote on the proposed merger of CCU as detailed in the letter to you, dated 22 August 2007.

If shareholders representing at least two-thirds or more of the issued shares in CCU vote in favour of the merger, we intend to complete the merger and if completed then after the merger CCU will be a wholly owned subsidiary of a new holding company of the merged group, CC Media Holdings Inc (“Holdings”) and shares in CCU will no longer be listed and freely tradable. The Option Proposals are designed to provide you with a choice to enable you, if you wish, to surrender your options for a cash payment (a “Cash Election") or shares (a “Stock Election") in Holdings or a combination of both.

You may make a Cash Election or Stock Election (on a share by share basis) for each share of common stock you own as at the record time (including in respect of option shares as set out at Q.12 to Q.14 below), subject to the prorations and individual cap as described in the proxy statement/prospectus which you should have received with the Option Proposal Letter.

2.	Q.	What course of action should I take in respect of my options?

	A.	If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent adviser duly authorised under the Financial Services and Markets Services Act 2000.

3.	Q.	What is the Option Proposal?

	A.	You are being offered the opportunity to surrender your option for a cash sum or, if you prefer, some new shares in Holdings. It is also possible to elect to receive a combination of cash and new shares in Holdings.

4.	Q.	How much will I be paid if I choose to release my options?

	A.	You will be entitled to an amount approximately equal to the sum of:

(US$39.20[1] minus the exercise price of option (£17.22)) x Number of options you hold.

The number of your options will be calculated by reference to the balance of your savings account as if you had continued saving and closed the account on 1 February 2008.

Appendix 1 contains a worked example.

[1]	Note the figure in pounds sterling will depend upon the exchange rate on the date upon which the proposed merger is consummated.

5.	Q.	Will I receive additional Merger Consideration if the merger closes after January 1, 2008?

	A.	Yes. Regardless of whether you make a Stock Election or Cash Election, if the merger occurs after January 1, 2008, you will also receive an additional cash payment for each share (or share equivalent), which we refer to as the “Additional Consideration”, equal to the lesser of:

• the pro rata portion, based upon the number of days elapsed since January 1, 2008, of US$39.20 multiplied by 8% per year, or

•      an amount equal to (a) the operating cash flow of CCU and its subsidiaries for the period from and including January 1, 2008 through and including the last day of the last month preceding the closing date of the merger for which financial statements are available at least ten (10) calendar days prior to the closing date of the merger less dividends paid or declared with respect to the foregoing period and amounts committed or paid to purchase equity interests in CCU or derivatives thereof with respect to that period (but only to the extent that those dividends or amounts are not deducted from the operating cash flow for CCU and its subsidiaries for any prior period) divided by (b) the sum of the number of outstanding shares of CCU common stock (including outstanding restricted shares) plus the number of shares of CCU common stock issuable pursuant to convertible securities of CCU outstanding at the closing date of the merger with exercise prices less than the Cash Consideration. See “The Merger Agreement — Treatment of Common Stock and Other Securities” beginning on page 117 of the proxy statement/prospectus enclosed herewith.

6.	Q.	Will I pay tax on the sum I receive should I choose to release my Option?

	A.	If you accept the Option Proposal the surrender payment calculated as set out in A.4 above will be subject to income tax and national insurance contributions under PAYE in the usual manner.

This will be the case whether you choose to receive cash or shares in Holdings or a combination of both. The cash equivalent of any shares in Holdings will be subject to income tax and national insurance contributions under PAYE.

7.	Q.	What happens to my savings account if I accept the Option Proposal?

	A.	You may make arrangements with the Savings Provider to continue making monthly contributions to your savings account and until the maturity date in which case the entire balance will then be paid over to you (including any bonus entitlement). Alternatively you can choose to close your account on the merger becoming effective and you will be paid the balance of your account at that date but you will not be entitled to receive a bonus if you do close your account before the maturity date.

8.	Q.	If I make a Stock Election when will I receive my shares?

	A.	You should receive by mail confirmation that your shares in Holdings have been issued to you no later than twenty business days following the effective date of the merger.

9.	Q.	If I accept the Option Proposal when will I receive my cash?

	A	Provided you have completed and returned your Election by 10.00 p.m. (British Summer Time) on 24 September 2007, a cheque will be posted to you in satisfaction of any cash you are entitled to upon the release of your option within two business days of the merger becoming effective.

10.	Q.	My option becomes exercisable on 1 February 2008, what happens if I elect to accept the Option Proposal and the merger is delayed? Can I still exercise my option?

	A.	The fact that you have submitted an election will not prevent you from exercising your option.

If you do exercise your option before the merger becomes effective then the option exercise price will be funded from your savings account and you will be free either to sell your shares in the market or to hold on to your shares. However, if you still hold your shares at the time the merger takes place you will automatically receive cash of US$39.20 per share whether or not you previously elected to take shares in Holdings or a combination of cash and shares in Holdings.

11.	Q.	If I do exercise my option on or after 1 February 2008 will I have to pay tax?

	A.	Please refer to paragraph 4 of the Proposal Letter sent to you on 22 August 2007.

12.	Q.	How do I make an election to receive cash?

	A.	You must fill in parts 1 and 3 of the Election Form (Options) and in part 3 choose Option A and fill in the number of shares which you would be entitled to if you were to exercise your option on 1 February 2008 – if you do not have these details Karen Rogers will be able to provide them to you.

Part 2 of the Election Form (Options) should be left blank.

You should then return the completed Election Form (Options) to:

Karen Rogers Clear Channel UK 33 Golden Square London W1F 9JT

no later than 10pm (British Summer Time) on 24th September 2007.

You do not need to complete the Letter of Transmittal (Options) if you elect to receive all cash.

You should ignore any statements on the Election Form

(Options) and the Instruction Sheet (Options) which state you will receive cash by default if you do not make an election. This applies to US option holders only. If you do not make an election, you will not receive any merger consideration and you should read Q.16 to see what happens to your option following the merger.

13.	Q.	How do I make an election to receive shares in Holdings?

	A.	You must fill in parts 1 and 3 of the Election Form (Options) and in part 3 choose Option B and fill in the number of shares which you would be entitled to if you were to exercise your option on 1 February 2008 – if you do not have these details Karen Rogers will be able to provide them to you.

Part 2 of the Election Form (Options) should be left blank.

You must also complete the Letter of Transmittal (Options) and then send both completed documents to:

Karen Rogers Clear Channel UK 33 Golden Square London W1F 9JT

no later than 10pm (British Summer Time) on 24th September 2007.

Note, after the merger, shares of Holdings stock will not be listed on the New York Stock Exchange or any other recognised stock exchange. It is anticipated that, following the merger Holdings stock will be quoted on the Over the-Counter Bulletin Board (this is effectively a private exchange operated in the United States and there may not be a buyer willing to buy your Holdings stock at the time you wish to sell). It is likely that Holdings stock will be thinly traded and subject to wide price fluctuations.

14.	Q.	How do I make an election to receive a combination of cash and shares in Holdings?

A.	You must fill in parts 1 and 3 of the Election Form (Options) and in part 3 choose both Option A and Option B. You must then choose how many of your option shares you wish to surrender for cash (Option A) and how many option shares you wish to surrender in exchange for shares in Holdings (Option B).

Appendix 2 sets out a worked example of how to calculate these amounts.

Part 2 of the Election Form (Options) should be left blank.

You must also complete the Letter of Transmittal (Options) and then send both completed documents to:

Karen Rogers Clear Channel UK 33 Golden Square London W1F 9JT

no later than 10pm (British Summer Time) on 24th September 2007.

NB The Stock Elections are subject to the prorations and individual cap as described in the proxy statement prospectus. The worked example does not reflect any such potential scale-back.

15.	Q.	Will I receive confirmation that my Election Form has been received?

	A.	No acknowledgements will be sent.

16.	Q.	What choices are available to me if I do not return the Election Form by the deadline?

	A.	Your option will lapse one month after the merger is consummated.

You will still be able to exercise your option after the deadline provided it is within one month of the merger being consummated. You will not, however, be able to use the Election Form (Options) and will have to contact us separately with your written instructions. If you do not exercise your option within this period, it will lapse.

You should note that if you do exercise your option within the one month period following the consummation of the merger then you will be issued with shares by CCU which will no longer be listed and freely tradable. It is therefore unlikely that you would be able to sell the shares that you receive and for this reason we would recommend that you think carefully and take professional advice before undertaking such a course of action.

Alternatively, you may continue saving even though you will not be able to exercise your option after the one month period from the date the Merger is consummated. Should you wish to continue saving privately to receive the tax-free bonus at the end of the contract we could send you a standing order form to complete.

17.	Q.	If I do exercise my option during the one month exercise “window” following the consummation of the merger will I have any tax to pay?

	A.	Your tax position will depend upon whether the option is exercised before the third anniversary of the date the option was granted (in most cases this will be 1 February 2008) or on or after that date.

Gains on options exercised before the third anniversary of the grant date will be subject to income tax at your marginal rate. This income tax is not collected through the PAYE system and you must pay any such income tax under self assessment. Capital gains tax may be payable when you sell your option shares but your base cost (i.e. any excess you receive on the disposal of your shares in excess of this amount will be potentially taxable) for capital gains tax purposes will be US$39.20 per share (plus any additional consideration payable as described in Q.5, above) and you may be eligible for other reliefs or exemptions at the time you sell your shares.

Gains on options exercised on or after the third anniversary of the grant date will not attract income tax. However, capital gains tax may be payable when you sell your shares. In this case your base cost for capital gains tax purposes will be £17.22 per share (the option exercise price). You may be eligible for reliefs or exemptions when you sell your shares.

Note the comments on capital gains tax should be read in the light of Q.14 as you are unlikely to be able to sell your shares.

If you are in any doubt as to the taxation treatment of your options you should seek independent advice from a UK tax adviser.

18.	Q.	Who should I contact if I have a question which has not been answered in this FAQ?

	A.	You should contact Karen Rogers if you have a question which we have been unable to answer.

19.	Q.	Where can I get additional information regarding the merger?

	A.	For more information regarding the merger, you may review the proxy statement/prospectus prepared by Holdings and CCU as filed with the United States Securities and Exchange Commission (the “SEC”). You should have received a copy of the proxy statement/prospectus at the time you received the Option Proposal Letter. If you did not, or need an additional copy, you may obtain a copy from:

Karen Rogers Clear Channel UK 33 Golden Square London W1F 9JT

Appendix One
Surrender Value of Options — Worked Example

Number of Option Shares

Monthly savings contribution			£150

Total savings over three years			£5,400

Add: savings bonus (1.8 x monthly contributions)			£270

Total Savings			£5,670

Number of option shares (£3,780 / £17.22)			329

Surrender Value

Share consideration (US$39.20 - pounds sterling equivalent say, £19.69 based upon the exchange rate as at 22 August 2007)			£6,483.29

Deduct option exercise price (329 x £17.22)		-	£5,665.38

			£817.91

Less: income tax (assume basic rate of 22%)	£179.94

Less: employee’s national insurance contributions (assume 1%)	£8.18

Total deductions		-	£188.12

Total surrender value			£629.79

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Appendix Two
Calculating a Combination of Cash and Shares

Worked Example

Number of sharesave option shares		329

Total net surrender value (see Appendix One)		£629.79

The cost of new shares in Holdings is US$39.20. If we assume this equates to £19.69 per share (based on the exchange rate as at 22 August 2007) the total number of shares in Holdings which could be acquired with the net surrender value is:

£629.79 / £19.69	=	32

Therefore for each new share in Holdings you will have to surrender options over: 329 / 32	=	10.29

You can only elect for whole numbers and so in order to receive ten new shares in Holdings you would need to elect for 103 of your option shares to be surrendered in exchange for new shares in Holdings. Being 10 x 10.29 rounded up to the next whole number. To the extent that you overpay due to roundings the difference will be added to your cash surrender consideration.

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